EXHIBIT 22

                           SUBSIDIARIES OF REGISTRANT

1. Fonix Systems Corporation, a Utah corporation, wholly owned by the Company (merged into Fonix Corporation effective September 1, 1999)

2.         Fonix/AcuVoice, Inc., a Utah corporation, wholly owned by the Company

3. Fonix/Articulate, Inc., a Utah corporation, wholly owned by the Company (merged into Fonix Corporation effective September 1, 1999)

4.         Fonix/Papyrus, Inc., a Utah corporation, wholly owned by the Company